FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of September, 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation

                                       (Registrant)





September 26, 2007
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Senior Vice President
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group





                                                                  (TRANSLATION)

                                                             September 26, 2007

To whom it may concern:

Company Name:           TDK Corporation
Representative:         Takehiro Kamigama President & Coo
                        (Code Number: 6762, First Section of the
                        Tokyo Stock Exchange)
Contact:                Michinori Katayama
                        Corporate Communication
                        Tel: 03-5201-7102

      ANNOUNCEMENT OF COMMENCEMENT OF TENDER OFFER FOR DENSEI-LAMBDA K.K.

At a meeting of the Board of Directors held on September 26, 2007, TDK Corporation (hereinafter the 'Company') resolved that it will acquire shares and stock acquisition rights of DENSEI-LAMBDA K.K. (Code: 6917, hereinafter the 'Target') by means of a tender offer (hereinafter the 'Tender Offer') and hereby notifies you of the following.

1. Purpose of Tender Offer, Etc.

(1) Outline of the Tender Offer

The Company is a corporation mainly engaged in the manufacture and sale of electronic materials and components, etc. On the other hand, the Target is a corporation mainly engaged in the power supply business, including the manufacture and sale of switching power supplies and uninterruptible power supplies.

At present, the Company indirectly wholly owns both Lambda Holdings Inc., a US corporation which is a wholly owned subsidiary of TDK U.S.A. Corporation (hereinafter 'Lambda Holdings'), and Lambda Far East Ltd., a UK corporation which is a wholly owned subsidiary of Lambda Holdings (hereinafter 'Lambda Far East'; the Company, Lambda Holdings and Lambda Far East shall be hereinafter collectively called the 'Related Parties of the Company'), through TDK U.S.A. Corporation, a US corporation which is a wholly owned subsidiary of the Company. Further, the Target is a consolidated subsidiary of the Company as it indirectly holds 58.1% of all of the issued and outstanding shares of the Target (12,691,200 shares) (hereinafter the 'Indirect Shareholdings') through both Lambda Holdings and Lambda Far East.

The Company will make the Tender Offer with the intention of causing the Related Parties of the Company to acquire any and all of the issued and outstanding shares of common stock (including shares of common stock issued or transferred by the last day of the tender offer period (hereinafter the 'Tender Offer Period'), as a result of the exercise of stock acquisition rights issued by the Target based on the resolutions of the 25th Ordinary General Meeting of Shareholders of the Target held on June 26, 2002 and the meeting of the Board of Directors of the Target held on December 20, 2002 (hereinafter 'Stock Acquisition Right'), and Stock Options Using Treasury Shares (as defined below)), as well as Stock Acquisition Rights of the Target (hereinafter 'All Shares').

(2) Decision Making Process for the Launch of the Tender Offer

The Company has decided to launch the Tender Offer in order to turn the Target into a wholly owned subsidiary in which all of the issued and outstanding shares will be, directly or indirectly, held by Related Parties of the Company (hereinafter the 'Transaction') for the purpose of accomplishing a drastic and smooth restructuring of the power supply business and the electronic materials and components businesses (hereinafter the 'Business Restructuring') within the TDK Group (including the Target) in which the Company is a leading company (hereinafter the 'TDK Group') as mentioned below.

The Target's predecessor, Nippon Electronic Memory Industry Co., Ltd., was established in 1970 and changed its name to Nemic-Lambda Co., Ltd. in 1978 following a capital participation by Veeco Instruments Inc. (current Lambda Holdings), a US manufacturer of electronic power supplies. In 1999, it merged with Nippon Electric Industry Co., Ltd. and changed its name to DENSEI-LAMBDA K.K. In 2005, the Company acquired all of the shares in Lambda Holdings, a parent company of the Target, from Invensys plc, a UK manufacturer of industrial equipment and, as mentioned above, made the Target into its consolidated subsidiary. Further, in 2006, in order to establish a global sales system for switching power supplies and implement its growth strategy in Europe and America, the Target acquired seven corporations belonging to the Lambda America and Europe Groups and turned them into its wholly owned subsidiaries.
Currently, the Target provides development, manufacture, sales and maintenance services for power supply systems, mainly switching power supplies and uninterruptible power supplies. In particular, the Target's switching power supplies hold the top catalog switching power supply market share in Japan. The Target also makes an effort to spread out its products through its bases around the world in order to become a top manufacturer in the area of power electronics not only in the Japanese, but also in the global market.

In order to strengthen its relationship with the Target and maximize synergies, the Company has been engaged in various activities, together with the Target, such as the supply of products, the improvement of manufacturing systems and the joint development of the products. In 2006, as a part of these activities, the Company and the Target integrated their sales channels, jointly developed EMC filters for power lines, integrated their quality assurance systems, and started cooperative sales of switching power supplies under the TDK-Lambda brand through the sales networks of the Company and the Target.

However, considering that the recent market environment in connection with the power supply business and the electronic materials and components businesses is growing and expanding not only within the existing field of industrial equipments but also into new fields, such as automobile and digital home appliances, it is necessary for the TDK Group, including the Target, to utilize management resources more effectively and, accordingly, to maximize synergies in order to pursue continuous business growth under such environment in the future. The Company has therefore determined that it is necessary to undertake drastic restructuring of the management resources of the TDK Group, such as marketing, technological resources, manufacturing capabilities and manufacturing bases, and plans to develop the power supply business and the electronic materials and components businesses of the TDK Group into a business enterprise pursuing higher competitiveness and profitability through the Business Restructuring which is considered as a part of the restructuring of management resources.
More specifically, after the completion of the Transaction, the Company is considering, as a part of the Business Restructuring within the TDK Group, including the Target, to expedite decision making processes in the power supply business and the electronic materials and components businesses, to integrate operating bases and IT and logistic services, to establish a co-development system for new products and services and to reduce costs by further rationalizing headquarters operations, etc. The Company believes that the Business Restructuring can accelerate the integration of the Target's technological and sales capabilities as a leading manufacturer in the catalog switching power supply market into the power supply devices arising from the Company's wealth of raw material resources and technologies, establish business systems which meet the various demands of the power supply market that is expanding and changing toward the future, and finally achieve superiority in the global power supply market. Also the Company determined that the Business Restructuring would promote the integration of the power supply business and the electronic materials and components businesses within the TDK Group and, as a result of this, the TDK Group may shorten its decision making processes which, in turn, may speed management decision making and increase profitability to be brought by the effects of rationalization by the business restructuring.
In order to smoothly carry out the Business Restructuring, the Company has decided to launch the Tender Offer as a part of the Transaction.

(3) Outline of Conditions of the Tender Offer

As stated above, the Company will make the Tender Offer in such a way that the Related Parties of the Company may acquire All Shares in the Target. Because the Company has set neither a minimum threshold nor an upper limit on the number of share certificates, etc., to be purchased through the Tender Offer, it will purchase any and all of the tendered shares, etc.

The Tender Offer provides the Target's shareholders with an opportunity to sell their shares of common stock in the Target at a price that is more favorable than recent market prices.

Given that the Company indirectly owns a majority of the voting rights of the Target's shares of common stock outstanding, as one of the measures to ensure the appropriateness of the purchase price proposed under the Tender Offer, the Company requested the Company's financial advisor, Goldman Sachs Japan Co., Ltd. ('Goldman Sachs'), in the latter part of July 2007, to conduct an analysis of the Target's equity valuation.

Upon such request from the Company, based on the business plan for the Target prepared by the Company and the results of the assessments made by the Company together with the Target's management, Goldman Sachs conducted an analysis of the Target's equity valuation using the average market share price method, the common stock comparison method, and the discounted cash flow ('DCF') method, and reported the results of the analysis to the Company's Board of Directors on September 26, 2007. (Supplemental explanation on disclosures and disclaimers etc. has been received from Goldman Sachs who conducted the analysis of the Target's equity valuation at the Company's request. Please refer to (Note 7) at the end of this document for additional details.) The Company, using as a reference the results of the analysis of the Target's equity valuation conducted by Goldman Sachs, and taking into consideration the synergy effects to be created between the Company and the Target, the results of business, legal, accounting and tax due diligence related to the Target, the Target's revised earnings forecasts for the financial year ending March 2008 (April 1, 2007-March 31, 2008), the likelihood of obtaining the support of the Target to the Tender Offer, the likelihood of a successful completion of the Tender Offer, and other factors, as well as premium implied at the time of deciding the tender offer price in precedent tender offers for share certificates etc. by entities other than the issuer, all considered as a whole, and in addition taking into account the results etc. of discussions and negotiations with the Target, decided the purchase price under the Tender Offer to be 1,715 yen per share.

The purchase price for the Target's shares of common stock proposed under this Tender Offer represents a premium of approximately 33.0% (rounded off to one decimal place) on the 1,289 yen closing price of the Target's shares of common stock on the First Section of the Tokyo Stock Exchange, Inc. on September 25, 2007, a premium of approximately 38.9% (rounded off to one decimal place) on the 1,235 yen simple average (rounded off to the whole number) of closing prices of the Target's shares of common stock on the First Section of the Tokyo Stock Exchange, Inc. for the last 1 month ending September 25, 2007, and a premium of approximately 28.4% (rounded off to one decimal place) on the 1,336 yen simple average (rounded off to the whole number) of closing prices of the Target's shares of common stock on the First Section of the Tokyo Stock Exchange, Inc. for the last 3 months ending September 25, 2007.

As required under the provisions of Article 27-2, Paragraph 5 of the Securities and Exchange Law (Law No. 25 of 1948, as amended; hereinafter the 'Law.' From September 30, 2007, the title of the Law will be changed to the Financial Instruments and Exchange Law), Article 8, Paragraph 5, Item 3 of the Securities and Exchange Law Enforcement Order (Cabinet Order No. 321 of 1965, as amended; hereinafter the 'Order.' From September 30, 2007, the title of the Order will be changed to the Financial Instruments and Exchange Law Enforcement Order) and
Article 5, Paragraph 5 of the Cabinet Office Ordinance Concerning the Disclosure of Tender Offers for Stock, Etc. by Persons Other than Issuers (Ministry of Finance Ordinance No. 38 of 1990, as amended; hereinafter the 'Regulations'), the Company will make the Tender Offer for the Stock Acquisition Rights as well. The Company sets the tender offer price of a Stock Acquisition Right at JPY1 considering the conditions for exercising a Stock Acquisition Right (i.e., the Directors, Statutory Auditors (kansayaku) and Executive Officers (shikko-yakuin) who are right holders, are required to stay in such positions with the Target or its affiliate, at the time of exercise of such Stock Acquisition Right, and, employees are required to be either a Director, a Statutory Auditor, an Executive Officer or an employee of the Target or its affiliate, at the time of exercise of such Stock Acquisition Right).

All Stock Acquisition Rights of the Target are subject to restrictions on transfer requiring approval of the Board of Directors of the Target. It is not necessarily obvious, whether or not the Board of Directors of the Target will give approval to the prospective transfer, or even if it intends to do so, whether or not the Board of Directors can actually give its approval by the last day of the Tender Offer Period.

In addition to the above, the Target issued a right to demand the Target to transfer treasury shares held by it (hereinafter 'Stock Option Using Treasury Shares') based on the resolutions of the 23rd Ordinary General Meeting of Shareholders of the Target held on June 27, 2000 and the 24th Ordinary General Meeting of Shareholders of the Target held on June 26, 2001 pursuant to Article 210-2, Paragraph 2, Item 3 of the Commercial Code (Law No.48 of 1898, as amended) before the amendment thereto by the Law No.128 of 2001. However, the Company will not make the Tender Offer for the Stock Options Using Treasury Shares because it is not legally required to do so under the provisions of
Article 27-2, Paragraph 5 of the Law, Article 8, Paragraph 5, Item 3 of the Order and Article 5, Paragraph 5 of the Regulations.

(4) Agreements Relating to the Tender Offer, Etc.

The meeting of the Board of Directors held on September 26, 2007 resolved that the Target agreed to the Tender Offer.

Because the Company indirectly owns a majority of the voting rights for shares of common stock in the Target, the Target has obtained from Daiwa Securities SMBC Co., Ltd., a third party institution that is independent from both the Company and the Target, a 'Valuation Report' dated as of September 25, 2007, which provides a variety of analysis regarding the value of a share in the Target, as reference materials when considering the appropriateness of the tender offer price for shares in the Target in case the Tender Offer is launched. In its valuation report, as a result of a comprehensive valuation using the market share price method, the DCF method and the common stock comparison method, Daiwa Securities SMBC Co., Ltd. reports that it is appropriate to understand the range of stock value per share in the Target as being between JPY1,579 and JPY1,722. On September 26, 2007 the Target published revised earnings forecasts for the Fiscal Year 2008 (April 1, 2007 to March 31,
2008). In this regard, Daiwa Securities SMBC Co., Ltd. reported that the contents of such revised earnings forecasts were taken into account in its valuation report. Upon consideration of the above-mentioned valuation methods and the range of stock value per share in the Target as reported therein, the Target's Board of Directors determined the Tender Offer Price as being appropriate.

In addition, referring to, and considering, the legal advice provided by Mori Hamada & Matsumoto, a legal advisor for the Target, all three Directors of the Target who participated in the resolution unanimously resolved that the Board of Directors of the Target expressed their opinion that they agree to this Tender Offer at the meeting of the Board of Directors held on September 26, 2007.
In order to avoid a conflict of interests between the Company and the Target, Messrs. Minoru Takahashi, Seiji Enami, Shiro Nomi and Etsuro Yoshinaga, directors, executive officers, or employees of the Company, concurrently serving as Directors of the Target, did not participate in the discussions and voting at the aforementioned meeting of the Board of Directors of the Target. Further, they did not participate in the discussions and negotiations between the Company and the Target as representatives of the Target.

Furthermore, all of the Statutory Auditors, including any outside Statutory Auditor of the Target but excluding Mr. Mitsuaki Konno, expressed their opinion that they did not have any objection to the resolution of the meeting of the Board of Directors of the Target that expressed their agreement to the Tender Offer. However, since Mr. Mitsuaki Konno, who is a Statutory Auditor of the Target, is concurrently serving as a consultant of the Company, he refrained from expressing his opinion in connection with the above expression of the Board of Directors of the Target, in order to avoid a conflict of interests between the Company and the Target.

(5) Prospects after the Tender Offer

If the Company fails to acquire All Shares in the Target (except for the Indirect Shareholdings) by way of the Tender Offer, the Company plans to carry out the following procedures to complete the Transaction:

After the completion of the Tender Offer, the Company plans to request the Target to hold a meeting of shareholders to discuss, among others: (i) an agenda aimed at changing the Target into a Corporation with Class Shares (shuruikabushiki-hakko-kaisha), as defined in the Corporation Act, by amending the Articles of Incorporation of the Target to enable it to issue another class of shares in addition to the shares of common stock; (ii) an agenda aimed at amending the Articles of Incorporation of the Target to create a Term of Redeemable Right for All the Shares (zenbu-shutoku-joko) in connection with all the shares of common stock issued by the Target; and (iii) an agenda aimed at allowing the Target to acquire all such shares and to deliver another class of shares in exchange. The Related Parties of the Company plan to vote for each of the aforementioned agendas in the relevant meeting of shareholders, and if the Tender Offer is successfully completed, the Company may hold two-thirds (2/3) or more of the total voting rights of the Target, including the Indirect Shareholdings.

If all the procedures of (i) through (iii) above are implemented, all the shares of common stock issued by the Target will be acquired by the Target after the Term of Redeemable Right for All the Shares (zenbu-shutoku-joko) is created, and another class of shares in the Target will be delivered to shareholders of the Target as consideration for the acquisition of all of such shares; provided that, as for the shareholders to whom the number of such other class of shares in the Target to be allotted will be a fractional number less than one share, they will receive the cash for such fraction after the completion of sale, etc. of such other class of shares in the Target equivalent to the sum of all of the fractions held by such shareholders (if there remains a further fraction after the sum, such fraction will be omitted) in accordance with the procedures under the relevant laws and regulations. The amount of such cash to be received by such shareholders is planned to be calculated based upon the Tender Offer Price.
  Such cash amount may, however, be different from and, exceed, equal or be less than the Tender Offer Price, depending on the business, results of the business, financial condition, assets or management of the Target or the outlook thereof, at the time when such calculation is made, since the timing of such calculation differs from the time at which the Tender Offer Price is determined. The class and number of shares to be delivered to shareholders of the Target as consideration for such acquisition of the Target's common stock after the Term of Redeemable Right for All the Shares (zenbu-shutoku-joko) is created have not been determined at present, however, they are going to be determined so that the shareholders of the Target who will not apply for the Tender Offer (excluding the Related Parties of the Company) will be allotted only fractions of less than one share in order for the Related Parties of the Company to hold all the issued and outstanding shares in the Target and to turn the Target into a wholly owned subsidiary of the Related Parties of the Company. In regard to item (ii) of the agendas above, which is to amend the Articles of Incorporation of the Target to create a Term of Redeemable Right for All the Shares (zenbu-shutoku-joko) in connection with all the shares of common stock issued by the Target: (a) shareholders will have the right to request the Target to purchase their shares pursuant to Articles 116 and 117 of the Corporation Act and other related laws and regulations for the purpose of protecting minority shareholders' rights, or
(b) in case where the Target's acquisition of all the shares with a Term of Redeemable Right for All the Shares (zenbu-shutoku-joko) is resolved at the meeting of shareholders, shareholders may file a court request to determine the fair acquisition price pursuant to Article 172 of the Corporation Act and other related laws and regulations, for the purpose stated in (a) above. In this regard, since the purchase price and the fair price for the acquisition under
(a) and (b) above will be finally determined by a court, the price received by the shareholders in each case (a) or (b) above may be different from the Tender Offer Price. Shareholders who intend to implement such procedures must confirm and determine the required procedures by themselves and under their own responsibility.

Please note that the Tender Offer is not intended in any way to solicit the shareholders of the Target to vote for the agendas in the said shareholders meeting.

Notwithstanding the above, depending on the Company's shareholding ratio after the completion of the Tender Offer, the circumstances regarding shareholdings by shareholders other than the Related Parties of the Company, and the interpretation by authorities regarding related laws and regulations, etc., it is still possible for other measures, which may pursue effects equivalent to those mentioned above, to be implemented, and/or that it would take time for those measures to be actually implemented. In any case, it is planned that cash will be finally distributed to the Target's shareholders, other than the Related Parties of the Company, in order to achieve the completion of the Transaction. Even in such case, the amount of cash to be delivered to such shareholders is planned to be calculated based upon the Tender Offer Price, which may however be different from and, exceed, equal or be less than the Tender Offer Price, depending on the business, results of the business, financial condition, assets or management of the Target or the outlook thereof, at the time when such calculation is made, since the timing of such calculation differs from the time at which the Tender Offer Price is determined. The Company will make a public announcement immediately after the Company determines, following consultation with the Target, details of the measures to be taken in the above case.
As of the date hereof, the shares of common stock in the Target are listed on the Tokyo Stock Exchange and the Osaka Stock Exchange (hereinafter collectively 'Stock Exchanges'). However, as the Company has not set an upper limit regarding the number of share certificates, etc., to be purchased by the Tender Offer and since the Company will purchase any and all the tendered shares, etc., depending on the result of the Tender Offer, there is a possibility that the share certificates representing the shares of common stock in the Target will be delisted after the prescribed procedures in accordance with the delisting standard of the Stock Exchanges. In addition, even if such delisting standard is not met, the Company is planning to carry out the Transaction after the completion of this Tender Offer pursuant to applicable laws and regulations and, in such case, the share certificates representing the shares of common stock in the Target will be delisted. After such delisting, the share certificates representing the shares of common stock in the Target may not be traded on the Stock Exchanges and it is expected that selling them in the future will become difficult.

In addition to the above, after the completion of the Tender Offer and at a request of the tender offeror, the Target would implement the procedures necessary to cancel the Stock Acquisition Rights and the Stock Options Using Treasury Shares which remain unexercised.

(6) Other Matters

Shareholders should consult with their tax advisors with respect to tax-related matters regarding the receipt of cash delivered as a result of the Tender Offer or implementation of each of the procedures for the completion of the Transaction or for the sales of shares in the Target by exercising the right to request the Target to repurchase such shares in connection with the implementation of such procedures.

2. Outline of Tender Offer, Etc.

1) Outline of the Target

(i)  Company  Name:          DENSEI-LAMBDA K.K.

(ii) Description of          Powered equipment business including
     Principal Business:     manufacture and sale of switching power
                             supplies and uninterruptible power supplies

(iii)Date of Incorporation:  June 6, 1978

(iv) Address of Head Office: Denpa Bldg. 1-11-15 Higashigotanda,
                             Shinagawa-ku, Tokyo

(v)  Name and  Title of the  Takeo Suzuki, Representative Director
     Representative:         and President

(vi) Capital:                JPY2,952,085,000

(vii)Major Shareholders and  (as of March 31, 2007)
     Shareholding Ratio:

    Lambda Holdings Inc.                        48.73%
    (Standing proxy: TDK Corporation)

    Lambda Far East Ltd.                         9.39%
    (Standing proxy: TDK Corporation)

    Japan Trustee Services Bank, Ltd.            8.00%

    Morgan Stanley & Co. International Limited   2.36%
    (Standing proxy: Morgan Stanley Japan
    Securities Co., Ltd.)

    The Master Trust Bank of Japan, Ltd.         2.22%

    Goldman Sachs International                  2.09%
   (Standing proxy: Goldman Sachs (Japan)Ltd.)

   The Nomura Trust and Banking Co., Ltd.        0.85%

   HSBC-FUND SERVICES, SPARX ASSET MANAGEMENT    0.75%
   CO LTD,
   (Standing proxy: The Hong Kong and Shanghai
   Banking Corporation Limited, Tokyo Branch)

   Mitsubishi UFJ Trust and Banking              0.72%
   Corporation

   DENSEI-LAMBDA Shareholding Partnership        0.63%
   (mochikabukai)

(viii)                 Capital              The Company holds 58.1% of the
Relationships between  relationship:        total number of issued and
the Company and the                         outstanding shares in the
Target:                                     Target (12,691,200 shares).
                                            The Target does not hold any
                                            shares in the Company.
                       Personnel            The Company has dispatched
                       relationship:        four Directors and one
                                            Statutory Auditor to the
                                            Target and has also dispatched
                                            officers to subsidiaries of
                                            the Target. Additionally, the
                                            Company has seconded employees
                                            to the Target.
                       Transaction          The Company sells products
                       relationship:        manufactured by the Target and
                                            the Target purchases goods and
                                            raw materials from the
                                            Company.  The Company also
                                            advanced a loan in the amount
                                            of JPY5,000 million to the
                                            Target as working capital (in
                                            the fiscal year ending in
                                            March 2007).  In addition, the
                                            Target purchased the shares in
                                            subsidiaries of the Company at
                                            JPY7,847 million (in the
                                            fiscal year ending in March
                                            2006)
                       Status as a related  The Target is a consolidated
                       party:               subsidiary of the Company, and
                                            is also a related party
                                            thereof.

2) Tender Offer Period

(a) Initial period set at the filing:
     From September 27, 2007 (Thursday) through November 8, 2007 (Thursday) (30 business days).
(b) Possibility of extension of the Tender Offer Period upon request of the
    Target:
     Not applicable.

3) Tender Offer Price

(a) JPY1,715 per share of common stock
(b) JPY1 per Stock Acquisition Right issued based on the resolutions of the 25th Ordinary General Meeting of Shareholders held on June 26, 2002 and the meeting of the Board of Directors held on December 20, 2002.

4) Basis of Calculation of Tender Offer Price, Etc.

(i) Basis of Calculation:
(1) Shares of Common Stock

The purchase price of 1,715 yen per share proposed under the Tender Offer was decided by the Company, using as a reference the results of the analysis of the Target's equity valuation conducted by the Company's financial advisor, Goldman Sachs, and taking into consideration the synergy effects to be created between the Company and the Target, the results of business, legal, accounting and tax due diligence related to the Target, the Target's revised earnings forecasts for the financial year ending March 2008 (April 1, 2007-March 31, 2008), the likelihood of obtaining the support of the Target to the Tender Offer, the likelihood of a successful completion of the Tender Offer, and other factors, as well as premium implied at the time of deciding the tender offer price in precedent tender offers for share certificates etc. by entities other than the issuer, all considered as a whole, and in addition taking into account the results etc. of discussions and negotiations with the Target.
The Company first prepared from mid August to late September, 2007 a business plan for the Target and its subsidiaries and affiliates based on information presented to the Company by the management of the Target, and assessed the strategic rationale for, and the potential benefits of, the proposed transaction related to the Tender Offer, and assessed together with the Target's management the past and current business operations, financial condition and future prospects of the Target.

Based on such business plan and the results of such assessments, Goldman Sachs conducted an analysis of the Target's equity valuation using the average market share price method, the common stock comparison method, and the DCF method. (Supplemental explanation on disclosures and disclaimers etc. has been received from Goldman Sachs who conducted the analysis of the Target's equity valuation at the Company's request. Please refer to (Note 7) at the end of this document for additional details.) This analysis which was presented to the Company's Board of Directors on September 26, 2007, taking September 21, 2007 as the base date, implied as the result of the analysis of the Target's equity valuation per share of common stock, ranges of 1,225 yen to 1,345 yen according to the average market share price method calculated based on the average closing prices over the last 1 month and 3 months as well as the closing price on the base date for the Target stock, 947 yen to 1,246 yen according to the common stock comparison method, and 1,297 yen to 1,892 yen according to the DCF method.
The Company, using as a reference the results of such analysis of the Target's equity valuation conducted by Goldman Sachs, and taking into consideration the synergy effects to be created between the Company and the Target, the results of business, legal, accounting and tax due diligence related to the Target, the Target's revised earnings forecasts for the financial year ending March 2008 (April 1, 2007-March 31, 2008), the likelihood of obtaining the support of the Target to the Tender Offer, the likelihood of a successful completion of the Tender Offer, and other factors, as well as premium implied at the time of deciding the tender offer price in precedent tender offers for share certificates etc. by entities other than the issuer, all considered as a whole, and in addition taking into account the results etc. of discussions and negotiations with the Target, decided the purchase price under the Tender Offer to be 1,715 yen per share at the meeting of the Company's Board of Directors held on September 26, 2007.

The purchase price for the Target's shares of common stock proposed under this Tender Offer represents a premium of approximately 33.0% (rounded off to one decimal place) on the 1,289 yen closing price of the Target's shares of common stock on the First Section of the Tokyo Stock Exchange, Inc. on September 25, 2007, a premium of approximately 38.9% (rounded off to one decimal place) on the 1,235 yen simple average (rounded off to the whole number) of closing prices of the Target's shares of common stock on the First Section of the Tokyo Stock Exchange, Inc. for the last 1 month ending September 25, 2007, and a premium of approximately 28.4% (rounded off to one decimal place) on the 1,336 yen simple average (rounded off to the whole number) of closing prices of the Target's shares of common stock on the First Section of the Tokyo Stock Exchange, Inc. for the last 3 months ending September 25, 2007.

(2) Stock Acquisition Right

The current exercise price of the Stock Acquisition Right is JPY789 per share, which is JPY926 less than the Tender Offer Price for a share of common stock, JPY1,715. The Tender Offer Price of JPY1 for a Stock Acquisition Right was calculated based on the details of the terms and conditions for exercise of the Stock Acquisition Right regardless of the Tender Offer Price for a stock certificate and the exercise price of the Stock Acquisition Right. More specifically, a Stock Acquisition Right is issued as a stock option, and as a condition for exercising such right, the Directors, Statutory Auditors (kansayaku) and Executive Officers (shikko-yakuin) who are right holders are required to stay in such positions with the Target or its affiliate at the time of exercise of such Stock Acquisition Right, and employees are required to be either a Director, a Statutory Auditor, an Executive Officer or an employee of the Target or its affiliate at the time of exercise of such Stock Acquisition Right. Therefore, even if the Company acquires the Stock Acquisition Rights, it will not be able to exercise such rights, and it is necessary to hold a shareholders meeting and take other procedures to change such condition. For the reason above, the Company decided to set the Tender Offer Price for a Stock Acquisition Right at JPY1.

(ii) Process of Calculation
(1) Shares of Common Stock

The purchase price of 1,715 yen per share proposed under the Tender Offer was decided by the Company, using as a reference the results of the analysis of the Target's equity valuation conducted by the Company's financial advisor, Goldman Sachs, and taking into consideration the synergy effects to be created between the Company and the Target, the results of business, legal, accounting and tax due diligence related to the Target, the Target's revised earnings forecasts for the financial year ending March 2008 (April 1, 2007-March 31, 2008), the likelihood of obtaining the support of the Target to the Tender Offer, the likelihood of a successful completion of the Tender Offer, and other factors, as well as premium implied at the time of deciding the tender offer price in precedent tender offers for share certificates etc. by entities other than the issuer, all considered as a whole, and in addition taking into account the results etc. of discussions and negotiations with the Target.
The Company first prepared from mid August to late September, 2007 a business plan for the Target and its subsidiaries and affiliates based on information presented to the Company by the management of the Target, and assessed the strategic rationale for, and the potential benefits of, the proposed transaction related to the Tender Offer, and assessed together with the Target's management the past and current business operations, financial condition and future prospects of the Target.

Based on such business plan and the results of such assessments, Goldman Sachs conducted an analysis of the Target's equity valuation using the average market share price method, the common stock comparison method, and the DCF method. (Supplemental explanation on disclosures and disclaimers etc. has been received from Goldman Sachs who conducted the analysis of the Target's equity valuation at the Company's request. Please refer to (Note 7) at the end of this document for additional details.) This analysis which was presented to the Company's Board of Directors on September 26, 2007, taking September 21, 2007 as the base date, implied as the result of the analysis of the Target's equity valuation per share of common stock, ranges of 1,225 yen to 1,345 yen according to the average market share price method calculated based on the average closing prices over the last 1 month and 3 months as well as the closing price on the base date for the Target stock, 947 yen to 1,246 yen according to the common stock comparison method, and 1,297 yen to 1,892 yen according to the DCF method.
The Company, using as a reference the results of such analysis of the Target's equity valuation conducted by Goldman Sachs, and taking into consideration the synergy effects to be created between the Company and the Target, the results of business, legal, accounting and tax due diligence related to the Target, the Target's revised earnings forecasts for the financial year ending March 2008 (April 1, 2007-March 31, 2008), the likelihood of obtaining the support of the Target to the Tender Offer, the likelihood of a successful completion of the Tender Offer, and other factors, as well as premium implied at the time of deciding the tender offer price in precedent tender offers for share certificates etc. by entities other than the issuer, all considered as a whole, and in addition taking into account the results etc. of discussions and negotiations with the Target, decided the purchase price under the Tender Offer to be 1,715 yen per share at the meeting of the Company's Board of Directors held on September 26, 2007.

(2) Stock Acquisition Right

The current exercise price of the Stock Acquisition Right is JPY789 per share, which is JPY926 less than the Tender Offer Price for a share of common stock, JPY1,715. The Tender Offer Price of JPY1 for a Stock Acquisition Right was calculated based on the details of the terms and conditions for exercise of the Stock Acquisition Right regardless of the Tender Offer Price for a stock certificate and the exercise price of the Stock Acquisition Right. More specifically, a Stock Acquisition Right is issued as a stock option, and as a condition for exercising such right, the Directors, Statutory Auditors (kansayaku) and Executive Officers (shikko-yakuin) who are right holders are required to stay in such positions with the Target or its affiliate at the time of exercise of such Stock Acquisition Right, and employees are required to be either a Director, a Statutory Auditor, an Executive Officer or an employee of the Target or its affiliate at the time of exercise of such Stock Acquisition Right. Therefore, even if the Company acquires the Stock Acquisition Rights, it will not be able to exercise such rights, and it is necessary to hold a shareholders meeting and take other procedures to change such condition. For the reason above, the Company decided to set the Tender Offer Price for a Stock Acquisition Right at JPY1. The Company did not obtain opinions from third parties regarding the calculation of this Tender Offer Price.

(3) Other measures to secure the fairness of the Tender Offer Price

Because the Company indirectly owns a majority of the voting rights for shares of common stock in the Target, the Target has obtained from Daiwa Securities SMBC Co., Ltd., a third party institution that is independent from both the Company and the Target, a 'Valuation Report' dated as of September 25, 2007, which provides a variety of analysis regarding the value of a share in the Target, as reference materials when considering the appropriateness of the tender offer price for shares in the Target in case the Tender Offer is launched. In its valuation report, as a result of a comprehensive valuation using the market share price method, the DCF method and the common stock comparison method, Daiwa Securities SMBC Co., Ltd. reports that it is appropriate to understand the range of stock value per share in the Target as being between 1,579 yen and 1,722 yen. On September 26, 2007 the Target published revised earnings forecasts for the Fiscal Year 2008 (April 1, 2007 to March 31, 2008). In this regard, Daiwa Securities SMBC Co., Ltd. reported that the contents of such revised earnings forecasts were taken into account in its valuation report. Upon consideration of the above-mentioned valuation methods and the range of stock value per share in the Target as reported therein, the Target's Board of Directors determined the Tender Offer Price as being appropriate.

In addition, referring to, and considering, the legal advice provided by Mori Hamada & Matsumoto, a legal advisor for the Target, all three Directors of the Target who participated in the resolution unanimously resolved that the Board of Directors of the Target expressed their opinion that they agree to this Tender Offer at the meeting of the Board of Directors held on September 26, 2007.
In order to avoid a conflict of interests between the Company and the Target, Messrs. Minoru Takahashi, Seiji Enami, Shiro Nomi and Etsuro Yoshinaga, directors, executive officers, or employees of the Company, concurrently serving as Directors of the Target, did not participate in the discussions and voting at the aforementioned meeting of the Board of Directors of the Target. Further, they did not participate in the discussions and negotiations between the Company and the Target as representatives of the Target.

Furthermore, all of the Statutory Auditors, including any outside Statutory Auditor of the Target but excluding Mr. Mitsuaki Konno, expressed their opinion that they did not have any objection to the resolution of the meeting of the Board of Directors of the Target that expressed their agreement to the Tender Offer. However, since Mr. Mitsuaki Konno, who is a Statutory Auditor of the Target, is concurrently serving as a consultant of the Company, he refrained from expressing his opinion in connection with the above expression of the Board of Directors of the Target, in order to avoid a conflict of interests between the Company and the Target.

(iii) Relationship with the Calculation Agent (santei-kikan)
Goldman Sachs, who conducted analysis at the Company's request, is neither a related party of the Company nor the Target.

5) Number of Share Certificates, Etc. Scheduled to be Purchased

Type of Share           (a) Number of Shares to   (b) Excess of Number of Shares
Certificates, Etc.          be Purchased              to be Purchased
Share Certificates             - shares                  - shares
Stock Acquisition Right        - shares                  - shares
Certificates
Corporate Bond                 - shares                  - shares
Certificates with Stock
Acquisition Rights
Depositary Receipts for        - shares                  - shares
Share Certificates,
Etc. (   )
Total                          - shares                  - shares

(Note 1) In this Tender Offer, the Tender Offeror has not set any of the conditions provided in each item under Article 27-13, Paragraph 4 of the Law.Accordingly, the Tender Offeror shall purchase all shares and stock acquisition rights tendered (hereinafter the "Tendered Shares").

(Note 2) Under the terms of the Tender Offer, the Company does not plan to acquire the treasury shares held by the Target (286,598 shares as of March 31,2007. This excludes the shares to which the Target does not hold a substantial title. Hereinafter the same.). This excludes treasury shares that would be transferred by exercise of the Stock Acquisition Rights or the Stock Options Using Treasury Shares until the last day of the Tender Offer Period.

(Note 3) Shares constituting less than one unit are also subject of the Tender Offer, provided that share certificates must be submitted when tendered. There will be no need to submit share certificates held in custody of the Tender Offer Agent (or the Japan Securities Depository Center, Inc. through the Tender Offer Agent).

(Note 4) There may be an exercise of Stock Acquisition Rights and Stock Options Using Treasury Shares by the end of the Tender Offer Period, in which case the shares of common stock in the Target, to be issued or transferred by exercise thereof, shall be subject of the Tender Offer.

(Note 5) The maximum number of shares (including those converted from other rights) to be purchased in this Tender Offer is 21, 748,112.
           This represents the total number of shares issued and outstanding as of March 31, 2007 (21,830,110 shares) as indicated in the Annual Securities Report for the 30th fiscal year filed on June 27, 2007 and the maximum number of shares (204,600 shares) in the Target that may be issued or transferred by exercise of Stock Acquisition Rights or Stock Options Using Treasury Shares by the last day of the Tender Offer Period (and which shall include the shares converted from the Stock Acquisition Rights exercised from April 1, 2007 to the present) less the number of treasury shares held by the Target (286,598 shares as of March 31, 2007);provided, however, that Lambda Holdings and Lambda Far East have expressed their intention not to tender the shares held by them (12,691,200 shares) in this Tender Offer. Accordingly, the number of shares scheduled to be purchased in this Tender Offer (including those converted from other rights) is estimated to be 9,056,912.

6) Changes in the Shareholding Ratio due to the Tender Offer

 Number of voting rights      nil        (Shareholding ratio before
 in relation to the                      the Tender Offer: 0%)
 shares, etc. held by the
 Tender Offeror before
 the Tender Offer

 Number of voting rights    126,912      (Shareholding ratio before
 in relation to the                      the Tender Offer: 58.36%)
 number of shares, etc.
 held by the Specially
 Related Parties before
 the Tender Offer

 Number of voting rights    217,481      (Shareholding ratio after
 in relation to the                      the Tender Offer: 100%)
 shares, etc. scheduled
 to be purchased

 Number of voting rights    214,445       -
 held by all shareholders
 of the Target

(Note 1)   As indicated in (Note 5) under "5) Number of Share Certificates,
           Etc. Scheduled to be Purchased": "Number of voting rights in relation to the shares, etc. scheduled to be purchased" indicates the number of voting rights in relation to the maximum number of shares scheduled to be purchased (including those converted from other rights).

(Note 2) "Number of voting rights in relation to the shares, etc. held by the Specially Related Parties before the Tender Offer" indicates the total number of voting rights in relation to the shares, etc. held by each Specially Related Party (excluding the Target). Since "Number of voting rights in relation to the shares, etc. scheduled to be purchased" includes the number of voting rights in relation to shares, etc., held by Specially Related Parties, in calculating the "Shareholding ratio after the Tender Offer", the "Number of voting rights in relation to shares, etc. held by the Specially Related Parties before the Tender Offer" are not included in the numerator.

(Note 3) "Number of voting rights held by all shareholders of the Target" is the number of voting rights held by all shareholders as of March 31, 2007, as indicated in the Annual Securities Report for the 30th fiscal year submitted by the Target on June 27, 2007.
           However, in this Tender Offer, shares constituting less than one unit and shares to be issued or transferred by exercise of Stock Acquisition Rights and Stock Options Using Treasury Shares by the end of the Tender Offer Period are also scheduled to be purchased, and thus, in calculating "Shareholding ratio before the Tender Offer" and "Shareholding ratio after the Tender Offer", 217,481 voting rights is used as the number of voting rights for 21,748,112 shares which is the total number of issued and outstanding shares (21,830,110 shares) as of March 31, 2007 as indicated in the above mentioned Annual Securities Report and the maximum number of shares in the Target (204,600 shares) that may be issued or transferred by exercise of the Stock Acquisition Rights or the Stock Options Using Treasury Shares by the last day of the Tender Offer Period (and which shall include the shares converted from the Stock Acquisition Rights exercised from April 1, 2007 to the present) less the number of the treasury shares held by the Target (286,598 shares as of March 31, 2007). (100 shares constitute one unit in the case of the Target).

(Note 4) The numbers corresponding to the "Shareholding ratio before the Tender Offer" and to the "Shareholding ratio after the Tender Offer" are rounded to two decimal points.

7) Purchase Price:  JPY15, 532,604,080

(Note) "Purchase Price" is the Tender Offer Price for one share multiplied by the maximum number of shares, etc., scheduled to be purchased (including those converted from other rights) (21,748,112 shares) less the number of shares held by Lambda Holdings and Lambda Far East (12,691,200 shares) which expressed that they have no intention to tender the shares, i.e., 9,056,912 shares (including those converted from other rights).

8) Settlement Method

(i) Name and Address of Head Office of Securities Company, Bank, Etc. Settling the Tender Offer
         Nomura Securities, Co., Ltd.
         9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

(ii)   Settlement Commencement Date
         November 15, 2007 (Thursday)

(iii)  Settlement Method

Without delay following the end of the Tender Offer Period, notification regarding the purchase under the Tender Offer will be mailed to the address of the tendering shareholders (in case of foreign shareholders, their standing proxy).

The purchase will be settled in cash. Without delay following the settlement commencement date, the proceeds for the purchased shares, etc., shall be remitted by the Tender Offer Agent to a location designated by the tendering shareholders, etc., or paid at the head office or branch of the Tender Offer Agent.

9) Other Conditions and Tender Offer Method

(i) Existence or non-existence and contents of conditions listed in the respective items of Article 27-13, Paragraph 4 of the Law
Not applicable. The tender offeror shall purchase all of the tendered shares, etc.

(ii) Existence or non-existence and contents of conditions for withdrawal, etc. of Tender Offer and method of disclosing withdrawal, etc.
The tender offeror may withdraw the Tender Offer upon the occurrence of any of the incidents set out in paragraphs i through ri and wo through so in Paragraph 1, item 1, any of such incidents as set out in paragraphs i through chi in Paragraph 1, item 3, and any of such incidents as set out in Paragraph 2, items 3 through 6 of Article 14 of the Order. In case of withdrawal, etc., the tender offeror will provide an electronic public notice and will notify thereof by way of The Nihon Keizai Shimbun. However, in the event it is difficult to give a public notice by the last day of the Tender Offer Period, a public announcement shall be made by the offeror pursuant to the method prescribed in Article 20 of the Regulations, immediately followed by a public notice.

(iii)Existence and details of conditions of reduction of tender offer price and method of disclosure of reduction

If the Target takes any of the actions as set out in Article 13, Paragraph 1 of the Order during the Tender Offer Period, pursuant to the provision of Article 27-6, Paragraph 1, Item 1, the tender offeror may reduce the tender offer price in accordance with the standard set out in Article 19, Paragraph 1 of the Regulations.

If the tender offeror intends to reduce the tender offer price, it will give an electronic public notice and will notify thereof by way of The Nihon Keizai Shimbun; provided, however, that if it is difficult to give such notice by the last day of the Tender Offer Period, the tender offeror will make a public announcement pursuant to the method prescribed in Article 20 of the Regulations, immediately followed by a public notice. In case of reduction of the tender offer price, the purchase will be made under the amended conditions even for shares, etc. tendered on or before the date of such public notice.

(iv) Matters concerning tendering shareholders' right to cancel agreement Tendering shareholders may cancel the agreement for the Tender Offer at any time during the Tender Offer Period. To cancel the agreement, offeror shall deliver or send a document indicating the intention to cancel the agreement for the Tender Offer (hereinafter the "Cancellation Document") to the head office or branch of the Tender Offer Agent by 15:30 of the last day of the Tender Offer Period using the subscription slip for the subscription of the Tender Offer. In case such Cancellation Document is sent, it should arrive by 15: 30 of the last day of the Tender Offer Period at the latest.

Moreover, the tender offeror shall not seek compensation of damages or the payment of penalties from tendering shareholders, etc. in the event the agreement is cancelled by the tendering shareholder, etc. In addition, the costs that may be incurred in returning share certificates, etc. that have been stored shall be borne by the tender offeror.

(v)  Method of disclosure for changes made to tender offer conditions, etc.
In the event of any change in the tender offer conditions, etc., an electronic public notice concerning the contents, etc. of said change shall be provided, and notice thereof shall be published in the Nihon Keizai Shimbun. However, in the event it is difficult to give a public notice by the last day of the Tender Offer Period, a public announcement shall be made pursuant to the method prescribed in Article 20 of the Regulations, and a public notice shall be given immediately thereafter. In the event changes are made, the purchase will be made under the amended conditions even for the shares, etc. tendered on or before the date of such public notice.

(vi) Method of disclosure when corrected notification (teisei-todokede-sho) is submitted
In the event a corrected notification (teisei-todokede-sho) is submitted to the Director-General of the Kanto Local Finance Bureau, the contents set forth in the corrected notification related to the contents set forth in the public notice of the commencement of the Tender Offer shall be immediately announced publicly under the method prescribed in Article 20 of the Regulations. In addition, the tender offer prospectus(kokai-kaitsuke-setsumei-sho) shall be immediately corrected, and corrected tender offer prospectuses shall be delivered to the tendering shareholders, etc. to whom tender offer prospectuses have already been delivered; provided, however, that in the event of a minor correction, a document setting forth the reasons for the correction, the corrected matters and the corrected contents shall be prepared and delivered to the tendering shareholders, etc.

(vii) Method of disclosure of results of tender offer
The results of the Tender Offer will be publicly announced, under the method prescribed in Article 9-4 of the Order and Article 30-2 of the Regulations, on the day following the last day of the Tender Offer Period.

10) Date of Public Notice of Commencement of the Tender Offer
      September 27, 2007 (Thursday)

11) Tender Offer Agent
      Nomura Securities Co., Ltd.

3. Other Matters

1) Existence or non-existence of an agreement with the Target or officers thereof, and contents thereof
(i) Decision Making Process for the Launch of the Tender Offer

The Company has decided to launch the Tender Offer to complete the Transaction for the purpose of accomplishing a drastic and smooth Business Restructuring within the TDK Group, as mentioned below.

The Target's predecessor, Nippon Electronic Memory Industry Co., Ltd., was established in 1970 and changed its name to Nemic-Lambda Co., Ltd. in 1978 following a capital participation by Veeco Instruments Inc. (current Lambda Holdings), a US manufacturer of electronic power supplies. In 1999, it merged with Nippon Electric Industry Co., Ltd. and changed its name to DENSEI-LAMBDA K.K. In 2005, the Company acquired all of the shares in Lambda Holdings, a parent company of the Target, from Invensys plc, a UK manufacturer of industrial equipment and, as mentioned above, made the Target into its consolidated subsidiary. Further, in 2006, in order to establish a global sales system for switching power supplies and implement its growth strategy in Europe and America, the Target acquired seven corporations belonging to the Lambda America and Europe Groups and turned them into its wholly owned subsidiaries.
Currently, the Target provides development, manufacture, sales and maintenance services for power supply systems, mainly switching power supplies and uninterruptible power supplies. In particular, the Target's switching power supplies hold the top catalog switching power supply market share in Japan. The Target also makes an effort to spread out its products through its bases around the world in order to become a top manufacturer in the area of power electronics not only in the Japanese, but also in the global market.

In order to strengthen its relationship with the Target and maximize synergies, the Company has been engaged in various activities, together with the Target, such as the supply of products, the improvement of manufacturing systems and the joint development of the products. In 2006, as a part of these activities, the Company and the Target integrated their sales channels, jointly developed EMC filters for power lines, integrated their quality assurance systems, and started cooperative sales of switching power supplies under the TDK-Lambda brand through the sales networks of the Company and the Target.

However, considering that the recent market environment of the power supply business and the electronic materials and components businesses is growing and expanding not only within the existing field of industrial equipments but also into new fields, such as automobile and digital home appliances, it is necessary for the TDK Group, including the Target, to utilize management resources more effectively and, accordingly, to maximize synergies in order to pursue continuous business growth under such environment in the future.

The Company has therefore determined that it is necessary to undertake drastic restructuring of the management resources of the TDK Group, such as marketing, technological resources, manufacturing capabilities and manufacturing bases, and plans to develop the power supply business and the electronic materials and components businesses of the TDK Group into a business enterprise pursuing higher competitiveness and profitability through the Business Restructuring which is considered as a part of the restructuring of management resources.
More specifically, after the completion of the Transaction, the Company is considering, as a part of the Business Restructuring within the TDK Group, including the Target, to expedite decision making processes in the power supply business and the electronic materials and components businesses, to integrate operating bases and IT and logistic services, to establish a co-development system for new products and services and to reduce costs by further rationalizing headquarters operations, etc. The Company believes that the Business Restructuring can accelerate the integration of the Target's technological and sales capabilities as a leading manufacturer in the catalog switching power supply market into the power supply devices arising from the Company's wealth of raw material resources and technologies, establish business systems which meet the various demands of the power supply market that is expanding and changing toward the future, and finally achieve superiority in the global power supply market. Also the Company determined that the Business Restructuring would promote the integration of the power supply business and the electronic materials and components businesses within the TDK Group and, as a result of this, the TDK Group may shorten its decision making processes which, in turn, may speed management decision making and increase profitability to be brought by the effects of rationalization by the business restructuring.
In order to smoothly carry out the Business Restructuring, the Company has decided to launch the Tender Offer as a part of the Transaction.

(ii) Agreements relating to the Tender Offer, etc.

The meeting of the Board of Directors held on September 26, 2007 resolved that the Target agreed to the Tender Offer.

Because the Company indirectly owns a majority of the voting rights for shares of common stock in the Target, the Target has obtained from Daiwa Securities SMBC Co., Ltd., a third party institution that is independent from both the Company and the Target, a 'Valuation Report' dated as of September 25, 2007, which provides a variety of analysis regarding the value of a share in the Target, as reference materials when considering the appropriateness of the tender offer price for shares in the Target in case the Tender Offer is launched. In its valuation report, as a result of a comprehensive valuation using the market share price method, the DCF method and the common stock comparison method, Daiwa Securities SMBC Co., Ltd. reports that it is appropriate to understand the range of stock value per share in the Target as being between 1,579 yen and 1,722 yen. On September 26, 2007 the Target published revised earnings forecasts for the Fiscal Year 2008 (April 1, 2007 to March 31, 2008). In this regard, Daiwa Securities SMBC Co., Ltd. reported that the contents of such revised earnings forecasts were taken into account in its valuation report. Upon consideration of the above-mentioned valuation methods and the range of stock value per share in the Target as reported therein, the Target's Board of Directors determined the Tender Offer Price as being appropriate.

In addition, referring to, and considering, the legal advice provided by Mori Hamada & Matsumoto, a legal advisor for the Target, all three Directors of the Target who participated in the resolution unanimously resolved that the Board of Directors of the Target expressed their opinion that they agree to this Tender Offer at the meeting of the Board of Directors held on September 26, 2007.
In order to avoid a conflict of interests between the Company and the Target, Messrs. Minoru Takahashi, Seiji Enami, Shiro Nomi and Etsuro Yoshinaga, directors, executive officers, or employees of the Company, concurrently serving as Directors of the Target, did not participate in the discussions and voting at the aforementioned meeting of the Board of Directors of the Target. Further, they did not participate in the discussions and negotiations between the Company and the Target as representatives of the Target.

Furthermore, all of the Statutory Auditors, including any outside Statutory Auditor of the Target but excluding Mr. Mitsuaki Konno, expressed their opinion that they did not have any objection to the resolution of the meeting of the Board of Directors of the Target that expressed their agreement to the Tender Offer. However, since Mr. Mitsuaki Konno, who is a Statutory Auditor of the Target, is concurrently serving as a consultant of the Company, he refrained from expressing his opinion in connection with the above expression of the Board of Directors of the Target, in order to avoid a conflict of interests between the Company and the Target.

(iii) Other Matters

The Company entered into an advisory agreement dated June 28, 2007 for a term of one year with Mr. Mitsuaki Konno, Full-Time Statutory Auditor of the Target, which agreement may be renewed annually.

2) Other information necessary for investors to decide whether they intend to subscribe in the Tender Offer

If a claim for repurchase of shares amounting to less than one unit is exercised by any shareholder in accordance with the Corporation Act, the Target may repurchase such shares during the Tender Offer Period in accordance with procedures prescribed by laws and regulations. In such case, the Target will effect the repurchase at the market price.

The Company and the Target have announced "Notice on Revisions to Earnings Forecasts" on September 26, 2007 at the Stock Exchange. The earnings forecasts of the Target for fiscal year ending in March 2008 (From April 1, 2007 to March 31, 2008) in such announcement are as follows. The following is an excerpt from the announcement. Please refer to the contents of the said announcement for details.

  Consolidated Earnings Forecasts

      (i) Semi-Annual (From April 1, 2007 to September 30, 2007)

                                                            (JPY million/%)
                         Sales     Operating Current   Current   Current
                                   earnings  earnings  net       net
                                                       earnings  earnings
                                                                 per share
                                                                 JPY
      Previous forecast  25,500    1,100     1,100      600       27.86
      (A)

      Current forecast   27,500    1,200     1,200      800       37.13
      (B)

      Amount of increase  2,000      100       100      200          -
      or decrease (B-A)

      Rate of increase      7.8      9.1       9.1     33.3          -
      or decrease

      (Reference)        25,098      -23       -63     -317      -14.72
      Results for the
      previous
      semi-annual term
      (ending in September 2006)

        (ii) Annual (From April 1, 2007 to March 31, 2008)

                                                           (JPY million/%)
                         Sales    Operating Current  Current   Current
                                  earnings  earnings net       net
                                                     earnings  earnings
                                                               per share
                                                               JPY
        Previous         56,000   4,300     4,100    2,000     92.85
        forecast (A)

        Current forecast 59,500   4,300     4,300    2,500     116.04
        (B)

        Amount of         3,500       0       200      500       -
        increase or
        decrease (B-A)

        Rate of increase    6.3     0.0       4.9     25.0       -
        or decrease

        (Reference)      53,936     912       861     -860     -39.93
        Results for the
        previous annual
        term (ending in March 2007)

  Stand-Alone Earnings Forecasts

        (i) Semi-Annual (From April 1, 2007 to September 30, 2007)

                                                          (JPY million/%)
                         Sales    Operating Current  Current   Current
                                  earnings  earnings net       net
                                                     earnings  earnings
                                                               per share
                                                               JPY
        Previous         15,300     200       300      200       9.28
        forecast (A)

        Current forecast 15,100     -70        80       50       2.32
        (B)

        Amount of          -200    -270      -220     -150         -
        increase or
        decrease (B-A)

        Rate of increase   -1.3      -       -73.3    -75.0        -
        or decrease

        (Reference)      15,113     250       294      291      13.52
        Results for the
        previous
        semi-annual term
        (ending in September 2006)

       (ii) Annual (From April 1, 2007 to March 31, 2008)

                                                         (JPY million/%)
                         Sales    Operating Current  Current   Current
                                  earnings  earnings net       net
                                                     earnings  earnings
                                                               per share
                                                               JPY
        Previous         35,000   2,100     2,250      900      41.78
        forecast (A)

        Current forecast 34,800   1,900     2,000    1,000      46.42
        (B)

        Amount of          -200    -200      -250      100       -
        increase or
        decrease (B-A)

        Rate of increase   -0.6    -9.5     -11.1     11.1       -
        or decrease

        (Reference)      33,034   1,015     1,599    1,087      50.49
        Results for the
        previous annual
        term (ending in March 2007)
     ______________________________________________________________________

(Note 1) In this document, when figures in a table are rounded off or omitted, the value representing the total of such figures may not necessarily match up with the sum of such figures.

(Note 2) In this document, any indication of a date or time shall refer to the date or time in Japan unless otherwise provided. The "business day" indicated in this document shall mean the days other than the days provided in each item of Article 1, Paragraph 1 of the Law Concerning Government Office Holidays (Law No. 91 of 1988), as amended.

(Note 3) The Tender Offer is to be conducted in accordance with the procedures and information disclosure standards prescribed in the Securities and Exchange Law of Japan (Law No. 25 of 1948), as amended, the name of which will be revised as the "Financial Instruments Exchange Law" after September 30, 2007, however, these procedures and standards are not necessarily the same as the procedures and information disclosure standards in the United States. In particular, Article 13 (e) and
         Article 14 (d) of the U.S. Securities Exchange Act of 1934, and the rules prescribed thereunder do not apply to the Tender Offer, and the Tender Offer does not conform to those procedures and standards.
         The financial information described in the tender offeror's financial statements, which included in this document, are prepared in conformity with the U.S. GAAP, except for the segment information. However, the other financial information included in this document are prepared in accordance with Japan's accounting standards and are not based on U.S. GAAP and the contents thereof may not necessarily be equivalent to those prepared under the U.S. GAAP. As the tender offeror is not a company incorporated outside the U.S. and most officers of the Tender Offeror are residents outside the U.S., it may be impossible to exercise rights and claims that may be asserted under the securities-related laws of the U.S. There is also a chance that it may be difficult to institute proceedings in a court outside the U.S. against a company outside the U.S. or its officers based on a violation of the securities-related laws of the U.S. Additionally, there is no guarantee that it would be possible to make a company outside the U.S. and its subsidiary or affiliates subject to the jurisdiction of a U.S. court.

(Note 4) Unless otherwise specified, all procedures relating to the Tender
         Offer are to be conducted entirely in Japanese. If any portion of the documentation relating to the Tender Offer is prepared in English and there is any inconsistency between the English documentation and the Japanese documentation, the Japanese documentation will prevail.

(Note 5) This document includes the "forward-looking statements" as defined in Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Actual results might be substantially different from the forecasts given explicitly or implicitly as the "forward-looking statements," due to any known or unknown risks, uncertainties or any other factors.

         Neither the tender offeror nor any of its affiliates assures that such explicit or implicit forecasts given as "forward-looking statements" will be realized. The "forward-looking statements" contained in this document have been prepared based on the information possessed by the tender offeror as of the date hereof, and, unless otherwise obliged under applicable laws and regulations or the exchange rules, neither the tender offeror nor any of its affiliates assumes any obligation to update or revise this document to reflect any future events or circumstances.

(Note 6) Rule 14e-5 under the U.S. Securities Exchange Act of 1934 prohibits a
         "covered person", including the Target, from purchasing any share certificates, etc. outside of the offer while the offer remains open, subject to certain exceptions. The U.S. Securities and Exchange Commission has granted a limited exception on behalf of any Japanese target that is a "covered person" that is required to make purchases of its share certificates, etc. from holders of share certificates, etc constituting less than one "unit" during the relevant period pursuant to the Corporation Act of Japan (Law No. 86 of 2005), as amended. The Tender Offeror understands that the Target intends to comply with its obligation to make such purchases. As of March 31, 2007, the most recent record date for the share certificates, etc., the total number of share certificates, etc constituting less than one "unit" was 99,110.

(Note 7) Supplemental explanation on disclosures and disclaimers etc.
         received from Goldman Sachs, who at the Company's request conducted the analysis of the Target's equity valuation with September 21, 2007 as the base date, are as follows.

         Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Transaction. Goldman Sachs expects to receive fees for its services in connection with the Transaction, and the Company has agreed to reimburse Goldman Sachs' expenses and indemnify Goldman Sachs against certain liabilities arising out of Goldman Sachs' engagement. In addition, Goldman Sachs and its affiliates have provided certain investment banking services to the Company from time to time. Goldman Sachs and its affiliates also may provide investment banking services to the Company, the Target and their respective affiliates in the future. In connection with the above-described investment banking services Goldman Sachs and its affiliates have received, and may receive, compensation. Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to the Company, the Target and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company, the Target and their respective affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

         Goldman Sachs has relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by Goldman Sachs and has assumed such accuracy and completeness for purposes of its analysis. In that regard, Goldman Sachs has assumed with the Company's consent that the financial forecasts for the Company and the Target prepared by the management of the Company have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, Goldman Sachs has not made an independent evaluation or appraisal of the assets and liabilities(including any contingent, derivative or off-balance-sheet assets and liabilities) of the Target or any of its subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal.

         Goldman Sachs is not expressing any opinion that addresses the underlying business decision of the Company to engage in the Transaction or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company, nor is Goldman Sachs expressing any opinion as to the prices at which shares of the common stock of the Target will trade at any time. Goldman Sachs' analysis is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the base date and Goldman Sachs assumes no responsibility for updating, revising or reaffirming this analysis based on circumstances, developments or events occurring after the base date. Goldman Sachs' advisory services and analysis in relation to the Transaction are provided solely for the information and assistance of the Company's Board of Directors in connection with its consideration of the Transaction and the analysis was one of many factors taken into consideration by the Company's Board of Directors in making its determination to approve the Transaction. Goldman Sachs' analysis does not constitute a recommendation as to whether or not any holder of shares of the common stock or the Stock Acquisition Rights of the Target should tender such shares or Stock Acquisition Rights in connection with the Tender Offer. Holders of shares of common stock or Stock Acquisition Rights of the Target should not rely upon Goldman Sachs' analysis in making their determination whether or not to tender such shares or Stock Acquisition Rights in connection with the Tender Offer or for any other purpose.